UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2013

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sterlite Industries (India) Limited

Other Events

Sterlite Industries (India) Limited: Update on Tuticorin Smelter:

Sterlite Industries (India) Limited has been has been operating its copper smelter in Tuticorin for the last 17 years with requisite approvals and consents issued by regulatory authorities. The plant adheres to the highest standards of environment, health and safety practices, benchmarked to international standards. The plant has undergone continuous upgradation of technology over the years, including the implementation of numerous environmental upgradation measures based on recommendations of TNPCB, NEERI and CPCB in the last two years.

In response to a few public complaints of emission, on 23 March, 2013, Tamil Nadu Pollution Control Board (TNPCB) carried out a preliminary inspection. We provided to TNPCB all the technical details of the operations which confirms that all parameters and key readings of the particular period of 23 March, were well within the permissible range. The District Administration also issued a press note confirming that no case of illness was reported on account of alleged emission, based on a report by District health officials.

Since all parameters were found within permissible levels and there were no cases of illness, we believe that this should have been the subject matter of detailed technical evaluation by TNPCB. However, TNPCB has ordered closure of the plant. We will engage with TNPCB to explain the factual position and are committed to co-operate fully with the authorities in this regard, in order to be able to restart operations.

For further information, please contact:

Ashwin Bajaj	sterlite.ir@vedanta.co.in
Senior Vice President-Investor Relations	Tel: +91 22 6646 1531

Sheetal Khanduja	sterlite.ir@vedanta.co.in
AGM – Investor Relations	Tel: +91 22 6646 1531

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. The company has a strong organic growth pipeline of projects. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2013

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer